SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 19, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Materials for the Annual General Meeting of Shareholders.

Rosh Ha'ayin, Israel August 19, 2009

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”) will be held on September 24, 2009 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(ii)	to note the auditor’s remuneration for the year ended December 31, 2008, as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2008;

(iii)	to discuss and approve the Company’s audited financial statements for the year ended December 31, 2008 and the report of the Board of Directors for such period; and

(iv)	to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Fok Kin-ning Canning; Chan Ting Yu; Chow Woo Mo Fong Susan; Galil Uzia; Gissin Erez; Lui Dennis Pok Man; Shachar Pesach and Sixt Frank John, and to approve the compensation for two of them, Mr. Galil and Mr. Gissin. No change is made to the provisions of the directors’ indemnification and insurance policies, which will continue in full force and effect for the benefit of each director according to their existing terms.

        The vote of holders of a majority of Ordinary Shares is required for the approval of all items on the agenda.

        Only shareholders of record at the end of the day on August 24, 2009 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

        Shareholders who will not attend the AGM in person are requested to complete, date and sign the Proxy Card distributed herewith and to return it promptly and in any event delivered at least two Business Days (as defined in the Articles of Association) prior to the date of the AGM (September 22, 2009). However, as the AGM is scheduled to take place immediately following the Rosh Hashanah holiday, shareholders are encouraged to deliver the Proxy Card by September 16, 2009. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

        The Articles of Association of the Company allow shareholders registered in the Company’s Shareholders Register to also appoint a proxy to vote in their stead at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least two Business Days prior to the date of the AGM (September 22, 2009). However, as the AGM is scheduled to take place immediately following the Rosh Hashanah holiday, shareholders are encouraged to deliver the Deed of Authorization by September 16, 2009. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

        Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned for October 1, 2009, at the same time and place.

        A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate from the Exchange member, if the shareholder so requested.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Legal and Regulatory Affairs and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on September 24, 2009 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(ii)	to note the auditor’s remuneration for the year ended December 31, 2008, as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2008;

(iii)	to discuss and approve the Company’s audited financial statements for the year ended December 31, 2008 and the report of the Board of Directors for such period; and

(iv)	to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Fok Kin-ning Canning; Chan Ting Yu; Chow Woo Mo Fong Susan; Galil Uzia; Gissin Erez; Lui Dennis Pok Man; Shachar Pesach and Sixt Frank John, and to approve the compensation for two of them, Mr. Galil and Mr. Gissin. No change is made to the provisions of the directors’ indemnification and insurance policies, which will continue in full force and effect for the benefit of each director according to their existing terms.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the Proxy Card distributed herewith and to return it promptly and in any event delivered at least two Business Days (as defined in the Articles of Association) prior to the date of the AGM (September 22, 2009). However, as the AGM is scheduled to take place immediately following the Rosh Hashanah holiday, shareholders are encouraged to deliver the Proxy Card by September 16, 2009. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

        The Articles of Association of the Company allow shareholders registered in the Company’s Shareholders Register to also appoint a proxy to vote in their stead at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least two Business Days prior to the date of the AGM (September 22, 2009). However, as the AGM is scheduled to take place immediately following the Rosh Hashanah holiday, shareholders are encouraged to deliver the Deed of Authorization by September 16, 2009. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

        Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the end of the day on August 24, 2009 will be entitled to receive notice of, and to vote at the AGM. Proxies are being mailed to non-registered shareholders on or about August 19, 2009 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On August 16, 2009, the Company had outstanding 158,329,575 Ordinary Shares, including 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

        Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person or by proxy, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

        Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, Bank of New York, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

ITEMS 1 AND 2 – RE-APPOINTMENT OF AUDITOR AND DETERMINATION
OF ITS REMUNERATION

        Under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board is required to report the auditor’s remuneration to the shareholders, which report requires the approval of shareholders. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

        The Audit Committee has approved and the Board of Directors has recommended that Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, be re-appointed as auditor of the Company for the period ending at the close of the next annual general meeting.

        The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, the Company’s auditor for the year ended December 31, 2008, and its affiliates will be NIS 3,077 thousand for audit fees (including SOX audit), NIS 230 thousand for audit-related fees, and NIS 279 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the engagement letter for the year 2008, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

        It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the Company’s auditor, Kesselman & Kesselman, be and is hereby re-appointed as the auditor of the Company for the period ending at the close of the next annual general meeting; and

(ii)	RESOLVED, that the remuneration of the auditor and its affiliates for the year 2008 as determined by the Audit Committee and by the Board of Directors is hereby noted and that the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period is hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of these resolutions.

The Board of Directors recommends a vote FOR approval
of these proposed resolutions.

ITEM 3– DISCUSSION AND APPROVAL OF THE COMPANY’S AUDITED
FINANCIAL STATEMENTS

        The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and the Board of Directors has approved (pursuant to the Israeli Companies Law) the audited financial statements of the Company for the year ended December 31, 2008, attached hereto as Annex “A”. These financial statements are distributed together with this Proxy Statement. Under the Israeli Companies Law together with the Company’s Articles of Association, shareholders’ discussion and approval are required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, that the audited financial statements of the Company for the year ended December 31, 2008 and the report of the Board of Directors for such period, are hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval
of this proposed resolution.

ITEM 4 – RE-APPOINTMENT OF THE COMPANY’S DIRECTORS

        Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

        In accordance with Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”), and with Article 23.2.6 of the Company’s Articles, notwithstanding any other provision of the Articles, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association). Founding Israeli Shareholders holding the requisite number of shares specified in Article 23.2.6 have appointed Mr. Amikam Shorer as a Qualified Israeli Director on June 22, 2005. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from such Founding Israeli Shareholders. Therefore, although in the prior Annual General Meeting of the Company, Mr. Shorer’s re-appointment was brought (for the sake of good order) to the shareholders’ approval until the AGM, in light of the recent developments and current circumstances, Mr. Shorer’s re-appointment is not brought to the shareholders approval at the AGM and he shall continue to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from Founding Israeli Shareholders pursuant to the Company’s Articles (unless his office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Articles of Association).

        All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. No change is made hereby to Mr. Amikam Shorer’s service as the Qualified Israeli Director and to the service of Dr. Michael Anghel and Mr. Moshe Vidman as external directors (Dahatz) of the Company. No change is made hereby to the respective existing terms of the indemnification and of the insurance policies of Dr. Anghel and Messrs. Vidman and Shorer, which terms will continue in full force and effect.

        The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law. Dr. Michael Anghel, Mr. Moshe Vidman and Mr. Erez Gissin were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law.

        The Audit Committee and Board of Directors have noted the respective personal interests of Messrs. Galil and Gissin and of the directors to be re-elected and resolved that the compensation for Messrs. Galil and Gissin, commencing from the close of the AGM, for their respective services to the Company as directors shall be equal to: (i) an annual fee of NIS180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand), (the “Compensation”) plus reimbursement of certain expenses.

        The Audit Committee and Board of Directors have resolved that no change is made to the respective existing terms of the indemnification and of the insurance policies of the directors to be re-elected, which terms will continue in full force and effect.

        Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position

Fok Kin-ning, Canning	Director and Chairman of the Board of Directors
Chan Ting Yu	Director
Chow Woo Mo Fong, Susan	Director
Galil, Uzia	Director
Gissin, Erez	Director
Lui Dennis Pok Man	Director
Shachar, Pesach	Director
Sixt, Frank John	Director

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Telecommunications Hong Kong Holdings Limited and Hongkong Electric Holdings Limited. In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited” the holding company of the telecommunications interests of Hutchison Whampoa Limited). Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States, and a diploma in financial management from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent Investments Pte Ltd.

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Executive Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree and a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee and Compensation Committee, by Advent Investments Pte Ltd.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, TOM Group Limited, Hutchison Telecommunications Hong Kong Holdings Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow was nominated as a director by Advent Investments Pte Ltd.

        Galil, Uzia has been a director of Partner since August 1999. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses primarily in the field of information technology for personalized medicine, mobile communication and electronic commerce, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board of Directors. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, of Orbotech Ltd. and all other private companies held in the Elron portfolio. Mr. Galil currently serves as as a member of the Board of Director and Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Until April 2005, Mr. Galil had been a director nominated by Elbit.COM., after which Mr. Galil served as a director on behalf of Advent Investments Pte Ltd until March 2008.

        Gissin, Erez has been a director of Partner since August 1998 and is currently a member of the Executive Committee and the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Until April 20, 2005, Mr. Gissin had been a director nominated by Eurocom. Since then and until September 12, 2005, Mr. Gissin served as a director and member of the Executive Committee, on behalf of Advent Investments Pte Ltd. Since then, Mr. Gissin has been an independent director and serves on the Executive Committee and the Audit Committee of the Company.

        Lui Dennis Pok Man has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited. He is also the Deputy Chairman of Hutchison Telecommunications Hong Kong Holdings Limited. Mr. Lui first joined the Hutchison Whampoa Group in 1986 and was the managing director in charge of the mobile telecommunications, land-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”), overseeing all the telecommunications operations and new business development of HTI and its subsidiaries. He holds a Bachelor of Science Degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee and Compensation Committee, by Advent Investments Pte Ltd.

        Shachar, Pesach has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchison on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force/Telecommunications, reaching the rank of Colonel. Mr. Shachar was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Sixt, Frank John has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the non-executive Chairman of TOM Group Limited. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Telecommunications Hong Kong Holdings Limited, Husky Energy Inc., and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent Investments Pte Ltd.

        It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that Messrs. Fok Kin-ning Canning, Chan Ting Yu, Galil Uzia, Gissin Erez, Lui Dennis Pok Man, Shachar Pesach, Sixt Frank John and Mrs. Chow Woo Mo Fong Susan are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association; and

(ii)	RESOLVED, that the Compensation of Messrs. Galil and Gissin, plus reimbursement of expenses, are hereby approved. No change is made to the respective existing terms of the indemnification and insurance policies of the directors so re-elected, which terms will continue in full force and effect; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval
of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s License contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

        Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, whether or not any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “C”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Legal and Regulatory Affairs and Joint Company Secretary

Dated: August 19, 2009

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2008 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2008 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.‘s (collectively – “the Company” or “Partner”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Partner as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner at December 31, 2008 and 2007, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1p and 9h to the consolidated financial statements, effective January 1, 2007 the Company changed its method of accounting for uncertainty in income taxes to conform with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109". In addition, as discussed in note 1u, effective January 1, 2006, the company changed its method of accounting for share-based payment to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment”.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	Kesselman & Kesselman
April 27, 2009	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2008	2008
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	148,096	183,674	43,587
Accounts receivable (note 11a):
Trade	1,120,842	1,103,007	261,748
Other	72,729	60,014	14,242
Inventories (note 11b)	132,868	124,766	29,607
Deferred income taxes (note 9d)	46,089	70,193	16,657

T o t a l current assets	1,520,624	1,541,654	365,841

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 11a)	446,899	417,516	99,078
Funds in respect of employee rights upon retirement (note 6)	88,522	81,869	19,428

	535,421	499,385	118,506

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,727,662	1,756,231	416,761

LICENSES, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated
amortization (note 3)	1,153,926	1,060,503	251,662

DEFERRED INCOME TAXES (note 9d)	93,745	109,766	26,048

T o t a l assets	5,031,378	4,967,539	1,178,818

Date of approval of the financial statements: April 27, 2009

David Avner	Emanuel Avner	Moshe Vidman
Chief Executive Officer	Chief Financial Officer	Director

	December 31
	2007	2008	2008
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities and short term loans
(notes 4, 5, 11e)	28,280	567,315	134,626

Accounts payable and accruals:
Trade	749,623	818,960	194,343
Other (note 11c)	375,510	343,030	81,402
Parent group - trade	3,405	4,454	1,057

T o t a l current liabilities	1,156,818	1,733,759	411,428

LONG-TERM LIABILITIES:
Notes payable (note 5)	2,072,636	1,624,727	385,555
Liability for employee rights upon retirement (note 6)	131,960	147,724	35,055
Other liabilities (note 11e)	14,492	22,022	5,226

T o t a l long-term liabilities	2,219,088	1,794,473	425,836

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

T o t a l liabilities	3,375,906	3,528,232	837,264

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2007 and 2008 - 235,000,000 shares;
issued and outstanding -
December 31, 2007 - 157,320,770 shares and
December 31, 2008 - 153,419,394 shares	1,573	1,578	374
Capital surplus	2,544,943	2,570,366	609,959
Accumulated deficit	(891,044)	(781,540)	(185,462)
Treasury shares, at cost (December 31, 2008- 4,467,990 shares,
December 31, 2007- nil)		(351,097)	(83,317)

T o t a l shareholders' equity	1,655,472	1,439,307	341,554

	5,031,378	4,967,539	1,178,818

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	5,027,310	5,328,739	5,573,244	1,322,554
Equipment	579,401	784,905	756,306	179,475

	5,606,711	6,113,644	6,329,550	1,502,029
COST OF REVENUES:
Services	3,088,564	3,090,155	3,235,797	767,868
Equipment	811,760	1,001,488	843,327	200,125

	3,900,324	4,091,643	4,079,124	967,993

GROSS PROFIT	1,706,387	2,022,001	2,250,426	534,036

SELLING AND MARKETING EXPENSES	308,499	392,099	389,289	92,380
GENERAL AND ADMINISTRATIVE EXPENSES	184,072	230,937	255,939	60,734

	492,571	623,036	645,228	153,114

OPERATING PROFIT	1,213,816	1,398,965	1,605,198	380,920
FINANCIAL EXPENSES, net (note 11f)	161,866	120,762	157,939	37,480

INCOME BEFORE TAXES ON INCOME	1,051,950	1,278,203	1,447,259	343,441
TAXES ON INCOME (note 9)	370,675	338,417	395,780	93,920

INCOME BEFORE CUMULATIVE EFFECT OF A
CHANGE IN ACCOUNTING PRINCIPLES	681,275	939,786	1,051,479	249,520
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF
A CHANGE IN ACCOUNTING PRINCIPLES, net of tax	1,012

NET INCOME FOR THE YEAR	682,287	939,786	1,051,479	249,520

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	4.43	6.01	6.77	1.61
Cumulative effect	0.01

	4.44	6.01	6.77	1.61

Diluted:
Before cumulative effect	4.40	5.96	6.73	1.60
Cumulative effect	0.01

	4.41	5.96	6.73	1.60

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	153,633,758	156,414,684	155,349,784	155,349,784

Diluted	154,677,685	157,787,009	156,347,843	156,347,843

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Capital surplus	Accumulated deficit	Treasury shares	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT JANUARY 1, 2006	152,528,288	1,525	2,388,425	(1,574,599)		815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20	44,312			44,332
Cumulative effect, at beginning of year, of a change in
accounting principles			(1,012)			(1,012)
Employee share-based compensation expenses			20,957			20,957
Dividend				(307,448)		(307,448)
Net income				682,287		682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	2,452,682	(1,199,760)		1,254,467
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	28	75,509			75,537
Employee share-based compensation expenses			16,752			16,752
Dividend				(631,070)		(631,070)
Net income				939,786		939,786

BALANCE AT DECEMBER 31, 2007	157,320,770	1,573	2,544,943	(891,044)		1,655,472

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008
Exercise of options granted to employees	566,614	5	16,732			16,737
Employee share-based compensation expenses			8,691			8,691
Dividend				(941,975)		(941,975)
Treasury shares, at cost (December 31,
2008- 4,467,990 shares of NIS 0.01 par value)					(351,097)	(351,097)
Net income				1,051,479		1,051,479

BALANCE AT DECEMBER 31, 2008	157,887,384	1,578	2,570,366	(781,540)	(351,097)	1439,307

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2008	57,320,770	373	603,926	(211,447)		392,852

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008
Exercise of options granted to employees	566,614	1	3,971			3,972
Employee share-based compensation expenses			2,062			2,062
Dividend				(223,535)		(223,535)
Treasury shares, at cost (December 31, 2008- 4,467,990 shares of NIS 0.01 par value)					(83,317)	(83,317)
Net income				249,520		249,520

BALANCE AT DECEMBER 31, 2008	157,887,384	374	609,959	(185,462)	(83,317)	341,554

The accompanying notes are an integral part of the financial statements.

(Continued) – 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	682,287	939,786	1,051,479	249,520
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	622,434	603,425	653,475	155,072
Employee share-based compensation expenses	20,957	16,752	8,691	2,063
Liability for employee rights upon retirement	11,142	18,580	15,764	3,741
Deferred income taxes	35,231	(23,200)	(40,125)	(9,522)
Accrued interest, exchange and linkage (erosion of)
differences on long-term liabilities	(4,646)	59,980	94,093	22,329
Capital loss on sale and disposal of fixed assets	274	1,267	119	29
Cumulative effect, at beginning of year, of a change
in accounting principles	(1,012)
(Gain) loss from funds in respect of employees rights	(4,576)	(5,555)	16,215	3,848
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(254,748)	(328,824)	47,218	11,205
Other	24,198	(2,036)	12,715	3,017
Increase (decrease) in accounts payable and accruals:
Trade	(58,568)	100,817	9,576	2,272
Other	49,923	85,885	(39,947)	(9,480)
Parent group - trade	5,317	(12,425)	1,049	249
Increase in asset retirement obligations	1,069	528	673	160
Decrease (increase) in inventories	87,009	(9,299)	8,102	1,923

Net cash provided by operating activities	1,216,291	1,445,681	1,839,097	436,426

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(341,604)	(526,743)	(522,130)	(123,904)
Acquisition of optic fibers activity	(71,125)
Proceeds from sale of fixed assets	73	43	864	205
Purchase of additional spectrum	(27,690)
Payments in respect of land line license	(300)	(700)
Funds in respect of employee rights upon retirement	(862)	(2,086)	(9,562)	(2,269)

Net cash used in investing activities	(441,508)	(529,486)	(530,828)	(125,968)

(Concluded) – 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease	(3,620)	(8,532)	(6,898)	(1,637)
Proceeds from exercise of stock options granted to employees	44,332	75,537	16,737	3,972
Windfall tax benefit in respect of exercise of options
granted to employees	643	1,167	368	87
Dividend paid	(352,444)	(624,015)	(929,993)	(220,691)
Short-term credit from banks			20,000	4,746
Repayment of long-term bank loans	(390,155)	(289,803)	(21,808)	(5,175)
Treasury shares			(351,097)	(83,317)

Net cash used in financing activities	(701,244)	(845,646)	(1,272,691)	(302,015)

INCREASE IN CASH AND CASH EQUIVALENTS	73,539	70,549	35,578	8,443
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,008	77,547	148,096	35,144

CASH AND CASH EQUIVALENTS AT END OF YEAR	77,547	148,096	183,674	43,587

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	149,728	99,560	95,458	22,653

Income taxes (net of refund of approximately NIS 74 million in 2007)	317,099	301,554	419,801	99,621

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2006, 2007 and 2008, trade payables include NIS 201.8 million, NIS 160 million and NIS 220 million (USD 52 million), respectively, in respect of acquisition of fixed assets.

At December 31, 2007 and 2008, tax withholding related to dividend of approximately NIS 7 million and NIS 18 million (USD 4 million) respectively is outstanding.

During 2007 and 2008, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 7.4 million and NIS 7.2 million (USD 1.7 million), respectively.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network in Israel. The Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”).

The Company has one reportable segment, which provides telecommunications services consisting mainly of airtime, content and handsets. The Company’s chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

In December 2008, Partner launched three additional non-cellular business lines: an on-line media shop, under the brand “orange time”, providing premium on-demand video (mainly full –track feature films and series’ episodes), music tracks and games; Internet services provider (ISP) that provides access to the internet as well as home WiFi networks, value added services (“VAS”) such as anti-virus and anti-spam filtering as well as VOB telephony services that compete with fixed line telephone services.

In September 2008, Partner announced the soft launch of their new portfolio of services, including ISP services, mail access, Wi-Fi, fixed telephony through VOB technology and entertainment multimedia services. The new services are available from the first half of 2009.

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license, deferred charges and other intangible assets”.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million for the 2G spectrum, and NIS 220 million for the 3G spectrum.

The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

The Company launched its 3G network on December 1, 2004.

Under the terms of the amended license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	General (continued):

In January 2007 Partner Land-Line Communication Solutions (“Partner Land Line”) – a limited Partnership under the Company’s control was awarded a temporary license from the Ministry of Communications for the offering of transmission services which was converted during August 2007 into the special general license for domestic fixed services. The license was amended in February 2007 to grant Partner the right to offer voice over broadband (“VOB”) services. The license is for a period of 20 years. The Company paid NIS 1 million in consideration of the license.

Under the terms of the license, the Company provided a bank guarantee of NIS 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

In March 2001, Partner received a special license issued by the Ministry of Communications, allowing it, through its own facilities, to provide Internet access to both mobile and fixed network customers. The license has recently been renewed and is valid until April 2013. Partner began supplying commercial ISP services at the end of 2008.

3)	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million in cash. The Company purchased Med-1 transmission network to lower its transmission expenses and to have the ability to provide its customers with additional services. As from July 3, 2006 the transmission activity has been included in the financial results.

The Company has adopted Financial Accounting Standards “SFAS” No. 141, Business Combinations. In accordance with FAS 141 when a corporation and one or more incorporated or unincorporated businesses are combined into one entity, the purchase price paid by an acquiring entity should be allocated to the identifiable individual assets acquired and liabilities assumed based on their fair values, with the remaining unallocated purchase price recorded as goodwill.

The fair value of the acquisition was NIS 106 million. In accordance with SFAS 141, since the fair value exceeds the purchase price, the excess of fair value over the purchase price was allocated pro-rata between the acquired tangible and intangible assets.

The Company allocated the purchase price paid for Med 1‘s transmission activity as follows (see also note 1: e, f):

	NIS in thousands	Estimated total useful life before change in estimate	Estimated total useful life after change in estimate	Remaining useful life after change in estimate

Fixed assets (*)	52,632	10 years	20 years	15 years
Customer Relationships
with Carriers	10,669	7 years	No change	No change
Customer Relationships
with Business Customers	7,824	5 years	No change	No change

	71,125

(*) Refer to e(4) below.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	General (continued):

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Regarding change in estimate during Q4 2008 see also note e.

Functional currency and reporting currency

The functional currency of the Company and its subsidiary and Partnership (together – The Group) is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “USD”)

The NIS figures at December 31, 2008 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at April 21,2009 (USD 1 = NIS 4.214). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The Company has decided to adopt the International Financial Reporting Standards (IFRS) from Q1 2009.

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and Partnership.

2)	Intercompany balances and transactions between the Group’s entities have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets), accessories and inventory related to ISP are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out” basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments is fully impaired.

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installation of the fixed assets is completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Number of years of depreciation are as follows (**):

	Before change in estimate	After change in estimate	Remaining useful life after change in estimate
years

Communications network: (*)
Physical layer and infrastructure	5 - 10	10 - 25	1 - 25
	(mainly 7)	(mainly 15, 10)	(mainly 8- 20)
Other Communication network	5 - 10	3 - 15	1 - 15
	(mainly 7)	(mainly 7, 10, 15)	(mainly 3- 10)
Computers, hardware and software for
information systems	3-7	3-10	1-10
		(mainly 3-5)	(mainly 3-5)
Office furniture and equipment	7-15	7-10	1-10
(mainly 4-7)
Optic fibers (see note 1a(3)) and related assets	10-15	7-25	7-25
		(mainly 20, 25)	(mainly15, 20,25)

(*)	See 7 below.

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

(**)	As part of the Company’s transition to IFRS commencing January 1, 2009, the Company examined, among other matters, the remaining estimated useful lives of its fixed assets. As a result of this examination the Company revised the estimated useful lives of its fixed assets, commencing October 1, 2008. As a result of this change, the net income for the year ended December 31, 2008 increased by NIS 6.4 million and earnings per share basic and diluted for the same period increased by NIS 0.04.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

6)	Computer Software Costs

The cost of internal-use software which has useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 10 years.

7)	On December 20, 2007 the Company entered into an agreement (the “Agreement”) with LM Ericsson Israel Ltd. (“Ericsson”), for the replacement of third party 3G radio equipment existing in Partner’s network, and for additional investment in the 3G network in addition to the support and maintenance of the Company’s network for a period of three years.

The Company allocated the purchase price of USD 65 million to the above deliverables based on their relative fair values. Of this amount, USD 6.6 million related to support and maintenance of the Network. During the year 2008, it was agreed to add to the above agreement equipment in the value of USD 4 million.

The purchase price is after deduction of commercial discounts, some of which contingent upon future negotiations for further purchases of purchase of services that are probable.

The replacement process is scheduled to take place during a period ending no later than June 30, 2011. The main part of the replacement took place during 2008.

Following the agreement, in accordance with Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, the Company, on December 20, 2007, reviewed the communication network for impairment, in order to assure that the carrying amount of the fixed assets is recoverable. No impairment loss was required. Following the impairment test, the Company accelerated the estimated useful life of the equipment to be replaced (in the depreciated amount of approximately NIS 136 million) to the period it is anticipating that the actual replacement will take place. As of December 31, 2008 a significant portion of the 3G radio equipment was replaced.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

As a result of the above change related to the transaction with Ericsson in 2008 the depreciation expenses increased by NIS 74 million (included in cost of service revenues), net income decreased by NIS 54 million and earnings per share, basic and diluted, decreased by NIS 0.35, compared with the figures prior to the acceleration of depreciation.

The subsequent accounting treatment of the various elements is as follows:

(a)	Network equipment – the amount attributed will be depreciated over its estimated useful life according to the straight line method.

(b)	Support and maintenance services – the amount attributed will be expensed – on a straight line method – over the support and maintenance services agreement period (three years).

f.	Licenses, deferred charges and other intangible assets:

1)	Licenses:

The license to operate a cellular telephone network (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license.

The license for providing transmission services (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license, starting in January 2007. The license is for a period of 20 years.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized over the estimated useful life which is 5-7 years. (see also 1a(3) above).

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of the line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Impairment of long-lived assets

The Company has adopted FAS 144. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values. See also 1e.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

The Company recognizes revenues net of value added taxes.

Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their relative fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenue, when earned.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations, for the years ended December 31, 2006, 2007 and 2008 totaled NIS 26,470,000, NIS 43,770,000 and NIS 91,486,000 (USD 21,171,000) (see note 11a), respectively.

The cash and cash equivalents as of December 31, 2008 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote, and is assessed periodically.

l.	Sale of Receivables

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (the FSP). This FSP is effective for all public entities’ financial statements issued for fiscal years and interim periods ending after December 15, 2008.

During 2008, the Company factored most of its long-term trade receivables resulting from sales of handsets by credit cards. The factoring was executed through clearing company, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The resulting costs were charged to “financial expenses-net”, as incurred. During the year the Company sold NIS 290 million (USD 69 million) long-term trade receivables.

m.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 2% of the cost of the handsets sold, see note 11d. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 totaled NIS 105,035,000, NIS 115,835,000 and NIS 102,855,000 (USD 24,408,000), respectively.

o.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 9d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate.

Deferred tax balances are computed at the tax rates expected to be in effect at the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax laws enacted (see also note 9b).

p.	Uncertainty in Income Taxes

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 as of January 1, 2007.

The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not changed as a result of implementing FIN 48 (see also note 9h).

q.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Derivative financial instruments (“derivatives”)

Under FAS 133, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value through income statement when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 10).

Decrease (increase) in fair value of derivative instruments are presented as part of cash flows from operating activities in the Company’s consolidated statements of cash flows.

s.	Treasury shares:

Treasury shares acquired by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

t.	Earning Per Share (EPS):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

u.	Share based payment:

Prior to January 1, 2006, the Company accounted for employees share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 –“Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123 (R)”). FAS 123(R) requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair values of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The company estimated forfeitures based on historical experience and anticipated future conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Share based payment (continued):

The Company elected to recognize compensation cost for an award with only service conditions using the accelerated method.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

The Company records deferred tax awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate.

Differences between the deferred tax assets recognized and the actual tax deduction reported on the company’s income tax return are recorded in additional paid-in capital (If the tax deduction exceeds the deferred tax asset) or as an expense in the income statement (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

The adoption of FAS 123(R) resulted in a cumulative benefit from accounting change of approximately NIS 1 million which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under APB 25.

v.	Asset retirement obligations

The Company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Asset retirement obligations (continued):

The Company has adopted, as of January 1, 2006 FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This Interpretation also clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. According to FIN 47 uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.

FIN 47 has not had a material impact on the company’s financial condition or results of operations.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 11e.

w.	Fair Value Measurement:

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), and the related effective FSPs. SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

SFAS157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs.

The pronouncements defining fair value hierarchy consist of the following three levels:

Level 1 –	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 –	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Fair Value Measurement (continued):

The adoption of SFAS 157 and the related FSP’s did not have a material effect on the Company’s consolidated financial position and operating results.

In addition, effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The Company has not elected the fair value option to any eligible assets or liabilities. Thus, the adoption of this Statement did not affect the company’s consolidated financial position and operating results.

For further disclosure, see note 10c .

x.	Recently issued accounting pronouncements:

1)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited. The Company will be required to adopt SFAS 141(R) on January 1, 2009. The Company is currently assessing the impact, if any, that SFAS 141(R) may have on its results of operations and financial position.

2)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”).

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Recently issued accounting pronouncements (continued):

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company is currently assessing the impact, if any, that SFAS 160 may have on its results of operations and financial position.

3)	In February 2008, the FASB issued FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP FAS 140-3). The FSP provides guidance for determining whether an initial transfer of a financial asset and a repurchase financing should be considered a linked transaction for the purposes of assessing whether sale accounting is appropriate under FASB Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (FAS 140).

The FSP is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, of the adoption of FSP FAS 140-3 on its financial position, results of operations or cash flows.

4)	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,”(SFAS “161”) as amended and interpreted, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November15, 2008. The Company is currently assessing the impact, if any, that FAS 161 may have on its results of operations and financial position.

5)	On October 10, 2008 the FASB issued FSP No. FAS 157-3: guidance clarifying how FASB Statement No. 157, Fair Value Measurements (FAS 157), should be applied when valuing securities in markets that are not active.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Recently issued accounting pronouncements (continued):

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157". FSP FAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company is currently assessing the impact, if any, that SFAS No. 157 may have on its results of operations and financial position.

6)	In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for financial statements issued for years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of the adoption of FSP FAS 142-3 on its financial position, results of operations or cash flows.

7)	Effective January 1, 2008, the Company adopted FASB Staff Position No. FAS 140-4 and FIN 46(R)-8,“Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”, (“the FSP”). Since the pronouncement is related to disclosure only, it did not have an effect on the consolidated financial statements. See note 1l.

y.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation. The change is immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Communications network	4,070,401	4,321,294	1,025,462
Computers, hardware and software for
information systems	837,995	909,170	215,750
Optic fibers and related assets	130,450	238,045	56,489
Office furniture and equipment	41,751	49,019	11,632
Leasehold improvements	262,121	277,047	65,744

	5,342,718	5,794,575	1,375,077
Less - accumulated depreciation and amortization	3,615,056	4,038,344	958,316

	1,727,662	1,756,231	416,761

The cost of communication network in the amount of approximately NIS 2 billion is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 529,560,000, NIS 509,568,000 and NIS 560,052,000 (USD 132,903,000) for the periods ended December 31, 2006, 2007 and 2008, respectively. As to change in estimate, refer to note 1e4 and 1e7.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	23,005
Computers, hardware and software for information systems	15,920	24,182	5,738

	112,859	121,121	28,743
L e s s - accumulated depreciation	91,233	95,588	22,683

Depreciated balance	21,626	25,533	6,059

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSES, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2007	2008	2008
	NIS		Convenience translation into Dollars
	In thousands

Licenses (note 1a(2))	2,048,843	2,048,843	486,199
Less - accumulated amortization	931,944	1,011,418	240,014

	1,116,899	1,037,425	246,185

Customers relationship	18,493	18,493	4,388
Less - accumulated amortization	4,620	7,709	1,829

	13,873	10,784	2,559

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	16,568
Notes payable	34,265	34,265	8,131

	104,081	104,081	24,699
Less - accumulated amortization	80,927	91,787	21,781

	23,154	12,294	2,918

	1,153,926	1,060,503	251,662

License amortization expenses for the years ended December 31, 2006, 2007 and 2008 totaled, NIS 79,395,000 , NIS 79,470,000 and NIS 79,474,000 (USD 18,860,000), respectively. Amortization expenses on deferred charges for the years ended December 31, 2006, 2007 and 2008 totaled NIS 11,950,000 , NIS 11,297,000 and NIS 10,860,000 (USD 2,577,000), respectively.

Amortization expenses on customers relationship for the years ended December 31, 2006, 2007 and 2008 totaled NIS 1,529,000 , NIS 3,091,000 and NIS 3,089,000 (USD 733,000), respectively.

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2009	89,114	21,147
2010	86,371	20,496
2011	83,567	19,831
2012	81,158	19,259
2013	80,231	19,039

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS

The Company has a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a USD 150 million term loan facility (“Facility A”) and a USD 100 million revolving loan facility (“Facility B”), both expiring on September 1, 2009.

As of December 31, 2008 Facility A was reduced completely according to the credit facility agreement, aside from the advanced amount of approximately USD 6 million. On March 31, 2009 the advance is expected to be repaid and the remaining sum of approximately USD 3 million is expected to be repaid on June 30, 2009. No further amounts can be drawn on facility A. Facility B was reduced to USD75 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

a.	Status of the credit facility at December 31, 2008 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	6	6	-
Facility B	75	-	75

	81	**6	75

**	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date. Presented as part of Current maturities of long-term liabilities and short term loans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued)

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2007	2007
	Weighted average interest rates	Amount
	%	NIS
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI)*	5.6	21,463

		21,463
Less - current maturities		21,463

		-

*	Linkage terms apply both to principal and interest.

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2008, the Notes closing price was 110.46 points par value. The fair value of the note as of December 31, 2007 and 2008 was NIS 2,121,745 thousands and NIS 2,168,869 thousands ( USD 514,682 thousands), respectively.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

b.	The amounts outstanding are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into Dollars
	In thousands

Total amount	2,072,636	2,166,303	514,073
Less - current maturities		541,576	128,518

	2,072,636	1,624,727	385,555

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE (continued):

c.	The minimum payments, at rates in effect at December 31, 2008, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2009	541,576	128,518
2010	722,101	171,358
2011	722,101	171,358
2012	180,525	42,838

	2,166,303	514,073

d.	The Company intends to fund the repayment of its current portion of its notes payable (NIS 542 million) through additional bank loans or via the issuance of new corporate notes.

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the employees.

b.	The severance pay expenses for the years ended December 31, 2006, 2007 and 2008 were approximately NIS 33 million, NIS 54 million and NIS 32 million (approximately USD 8 million), respectively.

c.	Cash flows information regarding the Company’s liability for employee rights upon retirement:

The Company expects to contribute NIS 27 million (USD 6 million) in respect of severance pay in 2009.

Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employee’s current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations), which includes all kinds of income of the Company from the granting of communication services under the license –including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the periods ended December 31, 2006, 2007 and 2008 were approximately NIS 114,462,000, NIS 96,799,000 and NIS 68,160,000 (USD 16,175,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 55 million and NIS 55 million (USD 13 million), for the years 2006, 2007 and 2008, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

a.	Commitments (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2008, are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2009	211,733	50,245
2010	173,072	41,071
2011	144,440	34,276
2012	125,411	29,761
2013	109,269	25,930
2014 and the reafter	419,709	99,598

	1,183,634	280,881

f)	The rental expenses for the years ended December 31, 2006, 2007 and 2008 were approximately NIS 198 million, NIS 205 million, and NIS 233 million (USD 55 million), respectively.

4)	At December 31, 2008, the Company is committed to acquire fixed assets, for approximately NIS 219 million (approximately USD 52 million).

5)	At December 31, 2008, the Company is committed to acquire handsets for approximately NIS 156 million (approximately USD 37 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 12b. As to an agreement with H3G PROCUREMENT SERVICES S a’R.L, see note 12c.

7)	As to the Agreement with LM Ericsson Israel Ltd. See note 1e7.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	Contingent Liabilities:

1)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive).

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

2)	On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants is estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	In August 2006 the Company, together with the other cellular operators, submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

On December 18, 2007 the request was dismissed.

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, was filed against the Company and against other cellular and land-line telecommunication companies.

The claim was that the defendants had not implemented number portability and were in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It was claimed that the defendants harmed the claimants and consumers of telephone services in general.

The claimants demanded NIS 1,000 for each of the Company’s 2,626,000 related subscribers for a total demand of approximately NIS 2,600 million.

On March 5, 2008 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	Contingent Liabilities (continued):

4)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company’s licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	On July 3, 2007 a claim was filed against the Company together with a request to recognize this claim as class action. The claim alleges that the Company over- billed one million subscribers. The amount of the claim against the Company is approximately NIS 1.5 billion.

On April 16, 2008 the claim was dismissed.

6)	On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to Prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company’s license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 197 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

7)	On September 19, 2007, a claim was filed against the Company and two other cellular operators, together with a request to recognize this claim as a class action.

The claim alleged that the Company charged subscribers for SMS messages sent to certain intended recipients who cannot receive such messages, and that the Company misled subscribers who sent such messages by network notification that the messages had been sent.

If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 183 million.

On July 2, 2008, following the agreed upon request of the plaintiffs to withdraw their claim, the claim was dismissed with prejudice, and a request for the certification of the claim as a class action was dismissed without prejudice.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

b.	Contingent Liabilities (continued):

The Company agreed, without prejudice as a matter of costumer relations service that, in cases of failure of receipt of a message by a certain intended recipients, no fee shall be charged and a network notification of such failure will be provided. Further, the Company agreed to refund its subscribers who had been charged for such sent but unreceived messages for certain intended recipients.

8)	On November 19, 2007 a claim and a motion to certify the claim as a class action was filed against the Company for alleged unlawful collection of payments from customers, for content services that the customers did not ask for. Alternatively the plaintiff claims that the Company has not revealed to its subscribers the full details about these services.

The plaintiff’s claim is for a period of 3 years. The total amount of the claim is NIS 381 million.

On April 1, 2009 the Court decided to approve the motion and dismissed the claims and the class action.

9)	On December 17, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

The plaintiffs allege that cell sites were erected near their properties illegally, causing environmental damage. They seek various remedies, including removal of all alleged illegal devices, and a sum of NIS 1 billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

10)	On November 29, 2007 a petition was filed in the Supreme Court against the Minister of Communications, the Attorney General in the Ministry of Communications and the Chief Executive Officer in the Ministry of Communications, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the Minister of Communications according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner’s motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect from customers who wish to leave these programs.

At this stage the court has yet to order the cellular companies to respond to the petition.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

b.	Contingent Liabilities (continued):

11)	On March 23, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company overcharges subscribers for calls and that the subscribers’ bill includes incorrect and unclear information.

The total amount to be claimed under the class action is not estimated by the plaintiff.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

12)	On June 26, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company is charging consumers for providing special numbers, allegedly in breach of the Company’s license.If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 90 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

13)	On January 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company mislead its customers who purchased a particular model of handset by not highlighting the fact that there were faults with certain of that model’s functions and not offering replacement models free of additional obligation. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 70 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

14)	On March 24, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company should not have charged its subscribers for various different services under certain circumstances. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,250 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

15)	On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

b.	Contingent Liabilities (continued):

16)	Additional claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 265 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claims and therefore no provision has been made.

17)	On May 20, 2008 Ministry of Communications (MOC) informed the Company that following an audit of the MOC by the State Comptroller they are reconsidering the Company’s continued use of the frequency band and claiming payment for its past use (which according to the MOC claims is approx NIS 42.5 million).

The MOC has requested that the Company present its position on the issue for consideration, before the MOC renders its final decision.

The frequency band in question was initially allocated for the use of a Palestinian mobile operator in the Palestinian-administered areas. The Company’s position is that it is entitled to use this band since it is based upon an agreement with the Palestinian operator, which has been endorsed by the MOC.

The Company’s position is that no additional consideration for the use of this band, should be paid, and therefore intends to defend its position vigorously.

The Company has filed its position on the issue.

At this stage, the Company is unable to evaluate the potential liability, if any, and therefore no provision has been made.

18)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators.

This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

b.	Contingent Liabilities (continued):

Between January 3, 2006 and December 31, 2008 the Company provided the local authorities with 307 indemnification letters as a pre-condition for obtaining building permits.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting such indemnification letters cannot be evaluated.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company’s financial results.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of their sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

19)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE) and in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations.

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On February 6, 2008, the Company’s Board of Directors approved a share buyback of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased 4,467,990 shares at the cost of NIS 351 million. In view of the significant market turbulence, the Board of Directors subsequently suspended the share buy-back plan.

In accordance with Israeli Companies Law, Company shares that have been acquired and are held by the Company are dormant shares as long as they are held by the Company, and as such they do not bear any rights until they are transferred to a third party.

b.	Employee’s stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration. In 2000, options to purchase 729,166 shares were transferred to the 2000 plan which left options to purchase 5,104,167 shares remaining in the 1998 plan. Through December 31, 2008 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,908,411 options have been exercised and 597,139 options were forfeited and 7 expired (options forfeited and expired were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is USD 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 2008 all options that were not exercised or granted expired.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2008 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,675,172 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants).

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised.

The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ.

On 26 March 2008, the Board of Directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options were granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments for new grants: to increase the total number of the Company’s shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the “cashless” exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the “Plan Amendments”) to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course and with respect to all options granted under the 2004 Share Option Plan, following each dividend distribution other than in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period, a dividend adjustment, reducing the exercise price by an amount determined by the Board of Directors; and (ii) with respect to options granted on or after the Board Approval date, provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments are subject to, and conditional upon, the relevant approvals in the general meetings of the shareholders of Partner, Hutchison Telecommunications International Limited and Hutchison Whampoa Limited respectively.

In March 2009 the Board of Directors approved the grant of 2,530,000 options to senior officers. The options are subject to the Plan Amendments with respect to the Dividend Adjustment Mechanism and the Cashless Exercise. The exercise price of options granted is equal to the average of the closing sale price of Ordinary Shares during the 30 trading days before the date the allocation is finally approved by the Board of Directors.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2008 – 7,127,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 3,537,849 options have been exercised, 1,498,139 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants).

As of December 31, 2008 – 8,292,764 of the 2004 Plan remain ungranted.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them and were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The Company will recognize these expenses during 2009 for tax purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2006, 2007 and 2008 and the changes therein during the years ended on those dates:

	Year ended December 31
	2006		2007		2008
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	7,066,805	25.85	5,072,874	27.78	2,863,818	36.06
Changes during the year:
Granted**	596,000	33.18	841,000	53.33	76,000	66.05
Exercised	(1,987,930)	22.72	(2,804,553)	27.00	(566,614)	29.38
Forfeited	(598,875)	27.14	(244,000)	27.33	(142,014)	29,62
Expired	(3,126)	26.73	(1,503)	26.69	(3)	1.27

Balance outstanding at end of year	5,072,874	27.78	2,863,818	36.06	2,231,187	39.21

Balance exercisable at end of year	2,377,249	26.57	624,693	28.24	1,031,312	33.64

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2006, 2007 and 2008 is, NIS 36.8 million , NIS 100.3 million and NIS 26.8 million respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2006, 2007 and 2008 is NIS 10.82 , NIS 12.50 and NIS 14.46 (USD 3.43), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2006 – 6.14%, 2007 5.69% and 2008 6.21%; expected volatility of 39%, 26% and 24%, respectively; risk-free interest rate: 2006 – 5.5%, 2007 –4.1%, 2008 – 4.3%; weighted average expected life: 2006 – 5 years 2007 – 4 years and 2008-3 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior and anticipated future condition.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The annual tax benefit regarding the exercised options during the years 2006, 2007 and 2008 is NIS 7.8 million, NIS 7.6 million and NIS 1.7 million (USD 0.4 million), respectively.

Total compensation cost for share-based payment arrangements recognized in income during the years 2006, 2007 and 2008 was NIS 21.0 million, NIS 16.8 million and NIS 8.7 million ($ 2.1 million), respectively. Total recognized tax benefit related thereto during the years 2006, 2007 and 2008 was NIS 6.7, NIS 6.0 and NIS 2.2 million ($ 0.5 million), respectively. There were no capitalized share-based compensation costs at December 31, 2006, 2007 and 2008.

As of December 31, 2008, there was NIS 4.9 million of total unrecognized compensation cost (net of forfeitures) related to non-vested share-based compensation arrangements granted under the plans. The weighted average remaining life of the unrecognized compensation cost is 1.3 years.

The following table summarizes information about options outstanding and exercisable at December 31, 2008:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2008	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

17.25-21.72	41,500	19.64	1.9	1,737
26.74	648,779	26.74	5.8	22,552
27.35	103,300	27.35	1.2	3,528
30.73-42.10	845,608	36.31	7.4	21,297
57.96-66.05	592,000	60.46	8.6	1,384

	2,231,187	39.21	6.9	50,498

Options exercisable
Range of exercise prices	Number exercisable at December 31, 2008	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

17.25-21.72	41,500	19.64	1.9	1,737
26.74	442,529	26.74	5.8	15,383
27.35	103,300	27.35	1.2	3,528
30.73-42.10	298,483	35.09	7.2	7,883
57.96-66.05	145,500	60.15	8.6	360

	1,031,312	33.64	5.9	28,891

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

c.	Dividends

During the years 2006, 2007 and 2008 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million (NIS 2 per share), NIS 631 million (NIS 4.03 per share) and NIS 941 million (NIS 6.06 per share), respectively out of which approximately NIS 18 million (7 million in 2007) tax withholding related to dividend was paid in January 2009.

On February 23, 2009, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 1.41 per share (approximately NIS 217 million (USD 51.5 million) to shareholders of record on March 18, 2009. Cash dividends are paid in Israeli currency.

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007, are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

On March 6, 2008, Amendment number 20 to this law was published, according to which the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter, and therefore the Company and its subsidiary are measured for tax purposes from tax-year 2008 in nominal values.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for are as follows: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

c.	Losses carried forward to future years

At December 31, 2008, the subsidiary of the Company had carryforward losses of approximately NIS 14 million (approximately USD 3 million). The carryforward tax losses can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2007 and 2008, are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	3,421	3,530	838
Subscriber acquisition costs	41,979	40,732	9,666
Allowance for doubtful accounts	43,225	66,139	15,695
Provisions for employee rights	16,853	22,964	5,449
Depreciable fixed assets	(15,945)	(14,362)	(3,408)
Amortized license	35,810	32,992	7,829
Options granted to employees	21,630	22,146	5,255
Financial expenses	-	9,342	2,217
Other	(3,718)	6	2

	143,255	183,489	43,543
Valuation allowance - in respect of
carryforward tax losses *	(3,421)	(3,530)	(838)

	139,834	179,959	42,705

* The carryforward tax losses are related to the wholly owned subsidiary.

The changes in the valuation allowance for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	3,239	3,321	3,421	812
Change during the year	82	100	109	26

Balance at end of year	3,321	3,421	3,530	838

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	1,051,950	1,278,203	1,447,259	343,441

Theoretical tax expense	326,105	370,679	390,760	92,729
Increase (decrease) in tax resulting from
disallowable deductions: *
In respect of previous years	20,115	(29,135)	1,693	402
For the current year	18,156	768	4,582	1,087
Change in the estimated utilization period of
the tax assets	3,696	2,772	305	72
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(2,159)	5,302
Other	4,762	(11,969)	(1,560)	(370)

Taxes on income for the reported year	370,675	338,417	395,780	93,920

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes.

On October 28 and 29, 2007, the Israeli Supreme Court issued a new ruling readdressing the same issue. The Company re-evaluated the provision in light of the new ruling and decided to reduce the provision of unrecognized tax benefit to an amount of NIS 7 million.

In December 2008, the Company signed a final tax agreement with the Israeli tax authorities for the tax years 2003-2006, and as a result the provision for unrecognized tax benefits was cancelled.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current	315,328	390,752	423,645	100,533
Deferred, see d above	35,232	(23,200)	(29,558)	(7,014)
In respect of previous year:
Current	20,115	(29,135)	12,260	2,909
Deferred, see d above			(10,567)	(2,508)

	370,675	338,417	395,780	93,920

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

3)	Tax returns filed by the subsidiary through the year ended December 31, 2004 are considered to be final.

h.	Uncertain tax positions:

As described in Note 1o, the Company adopted the provisions of FIN 48 as of January 1, 2007.

As of December, 31 2006, the Company recognized a liability for unrecognized tax benefits in amount of NIS 35 million (See also e above). This amount did not result in a change to the balance of accumulated deficit, since the amount was fully provided for prior to the adoption of FIN 48. As of December, 31 2007 a provision of NIS 7 million is presented as short term liability in the balance sheet.

In 2007 the Company recognized interest expense, in respect of those underpayments of income taxes and penalties in an immaterial amount.

As of December 31, 2008 there are no unrecognized tax benefits, see also note 9e, 9g.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2007 and 2008:

	2007	2008
	NIS in thousands

Balance at beginning of year	35,000	7,000
Increases in unrecognized tax benefits as a result of tax positions
taken during the current period resulted from final tax assessment	20,000
Decreases in unrecognized tax benefits as a result of:
Positions taken during a prior period	(28,000)
Settlement of tax provision		(7,000)
Tax positions taken during the current period	(20,000)

Balance at end of year	7,000	-

The amounts of unrecognized tax benefits as of January 1, 2007 and December 31, 2007 that would affect the effective tax rate if recognized are NIS 35 million and NIS 7 million, respectively.

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2008
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	24,058	4,219	1,723,425

Liabilities	288,724	2,221,068	971,403

Convenience translation into dollars:
Assets	6,328	1,110	453,294

Liabilities	75,940	584,184	255,498

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2008	NIS 3.802	198.42 points
2007	NIS 3.846	191.15 points
2006	NIS 4.225	184.87 points
2005	NIS 4.603	185.05 points
Increase (decrease) during the period:
2008	(1.1)%	3.8%
2007	(9.0)%	3.4%
2006	(8.2)%	(0.1)%

Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the increase in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under FAS 133.

The Company does not hold or issue derivative financial instruments for trading purposes.

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote, and examines it from time to time.

The notional amounts of derivatives as of December 31, 2007 and 2008 are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience Translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,000	800	190

Forward transactions for the
exchange of dollars into NIS	358	380	90

Forward transactions for the
exchange of Euros into NIS	0	32	8

Embedded derivatives - for the exchange
NIS into dollars	591	310	74

The freestanding derivatives are for a period of up to one year. The embedded derivatives are through 2014

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2008 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. Regarding the fair value of Notes payable see note 5. Regarding the fair value of trade receivables see note 11a.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

Fair values of derivatives:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In millions

Assets	28.6	28.3	6.7

Liabilities	18.7	6.9	1.6

The Company measures derivatives contracts and embedded derivatives under SFAS 133 according to their fair values. Their fair values are determined based on significant other observable inputs, such as the NIS exchange rates pronounced by the Bank of Israel, the Israeli Consumer Price Index pronounced by the Israeli Central Bureau of Statistics, and quotes from Israeli Banks (Level 2). See also note 1w. See description of the derivatives in note 10 b.

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

		December 31
		2007	2008	2008
		NIS		Convenience translation into dollars
		In thousands

1)	Trade (current and long-term)
	The item is presented after the deduction of:
	(a) Deferred interest income*	82,709	66,920	15,880

*	Long-term trade receivables (including current maturities) as of December 31, 2007 and 2008 in the amount of NIS 1,009 million and NIS 967 million (USD 229 million), respectively, bear no interest. These balances are in respect of handsets sold in installments (18-36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2008 – 4.35% – 7.52%) (2007 –4.6% – 5.85%).

The item is presented close to it’s fair value amount.

(b)	Allowance for doubtful accounts

The changes in the allowance for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience Translation into dollars
	In thousands

Balance at beginning of year	108,800	128,034	163,115	38,708
Utilization during the year	(7,236)	(8,689)	(4,131)	(980)
Change during the year	26,470	43,770	91,486	21,710

Balance at end of year	128,034	163,115	250,470	59,438

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)	Other:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	21,142	11,986	2,844
Prepaid expenses	18,149	12,505	2,967
Derivative instruments	28,563	28,275	6,710
Sundry	4,875	7,248	1,721

	72,729	60,014	14,242

b.	Inventory:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Handsets	93,906	81,631	19,371
Accessories and other	18,660	16,041	3,807
Spare parts	20,302	22,306	5,293
ISP modems and related equipment		4,788	1,136

	132,868	124,766	29,607

c.	Accounts payable and accruals – other:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	134,911	121,790	28,901
Provision for vacation and recreation pay	20,737	23,879	5,667
Government institutions	133,384	124,224	29,479
Unrecognized tax benefit	7,000
Income received in advance	52,546	47,988	11,388
Derivative instruments	18,724	6,996	1,660
Handsets warranty	1,089	847	201
Sundry	7,119	17,306	4,106

	375,510	343,030	81,402

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	1,064	1,763	1,089	258
Product warranties issued for
new sales	2,837	1,886	1,686	401
Utilization during the year	(2,138)	(2,560)	(1,928)	(458)

Balance at end of year	1,763	1,089	847	201

e.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	8,157	9,717	11,046	2,621
Liability incurred during the year	620	1,028	692	164
Liability settled during the year	(618)	(603)	(461)	(109)
Accretion expenses	1,558	904	970	230

Balance at December 31,	9,717	11,046	12,247	2,906

2.	The Company entered into several agreements to sell cable capacity. The agreement grants the customer an IRU of capacity or Dark fiber for the life of the cable. Prepaid revenues from sales of cable capacity for the year ended December 31, 2008 is NIS 5 million.

3.	Capital lease:

	December 31
	2007	2008	2008
	NIS	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	10,582	11,237	2,666
Less - deferred interest expenses	318	611	145

Long term lease	10,264	10,626	2,521
Less - current maturities	6,818	5,740	1,362

	3,446	4,886	1,159

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

a.	The commitments for capital lease are classified by currency of repayment linkage term and interest rates are as follows:

	December 31
	2008	2007	2008	2008
	Weighted average interest rates	Amount
		NIS		Convenience translation into dollars
		In thousands

Linked to the USD	5.8%	5,829	1,966	467

Linked to the CPI	4.6%	4,435	8,660	2,054

		10,264	10,626	2,521

b.	The projected payments are as follows:

	Year ended December, 31:
	NIS	Convenience translation into U.S dollars
	In thousands

2009	5,740	1,363
2010	2,391	567
2011	2,495	591

	10,626	2,521

f.	Financial expenses, net:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Financial income:
In respect of trade receivables	(9,780)	(24,985)	(63,153)	(14,986)
Other	(4,065)	(9,978)	(4,252)	(1,008)
Financial expenses	160,627	132,374	131,072	31,104
Derivative instruments	31,169	(10,266)	(12,088)	(2,869)
Exchange rate differences	(11,326)	(24,449)	(9,194)	(2,182)
Factoring			(2,160)	(513)
(Gain) loss from funds in respect
of employees rights	(4,576)	(5,555)	16,215	3,848
CPI Linkage differences	(183)	63,621	101,499	24,086

	161,866	120,762	157,939	37,480

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars

Net income used for the computation of basic and diluted EPS (in thousands) :
Before cumulative effect	681,275	939,786	1,051,479	249,520
Cumulative effect	1,012	-	-	-

Net income	682,287	939,786	1,051,479	249,520

Weighted average number of shares used
in computation of basic EPS	153,633,758	156,414,684	155,349,784	155,349,784
Add - net additional shares from assumed
exercise of employee stock options	1,043,927	1,372,325	998,059	998,059

Weighted average number of shares used in
computation of diluted EPS	154,677,685	157,787,009	156,347,843	156,347,843

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Acquisition of handsets from related
parties	158,114	46,333	9,251	2,195

Selling commissions, maintenance and
other expenses	26,525	6,616	4,208	999

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Cost sharing agreement and purchases from Hutchison group companies

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. Until December 31, 2008, the Company had given notice of its participation in 9 projects.

In addition, until December 31, 2008, the Company has entered into:(a) 5 transactions with the Hutchison Group for the purchase of handsets from the Hutchison group ; (b) a transaction with Hutchison Telephone Company ltd., a subsidiary of HWL, for the provision of Blackberry services and handsets; and (c) a transaction with HI3G Access AB , a subsidiary of HWL, for the purchase of 3G Datacards.

c.	The Company has entered into a framework agreement with H3G procurement services S a’ R.L concerning the purchase of 3G handsets.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2008

        The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2008. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2008, to be filed with the Securities and Exchange Commission (the “Form 20-F”). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

        This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

        In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels. This report contains translations of NIS amounts into US dollars at December 31,2008 NIS 3.802 =US$1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

        Revenues. In 2008 the Company achieved total net revenues of NIS 6,329.5 million (US$ 1,664.8 million), an increase of 3.5% from NIS 6.113.6 million in 2007.

        Revenues from services. Annual service revenues totaled NIS 5,573.2 million (US$ 1,808.3 million) in 2008, representing an increase of 4.6% from NIS 5,328.7 million in 2007. The increase was driven primarily by subscriber base growth and an increase in the weight of post-paid subscribers with above average levels of ARPU in our subscriber base , as well as an increase in data and content revenues.

        Total network minutes in 2008 increased by 13% compared with 2007, resulting mainly from an expanding subscriber base, which, excluding the effect of the decrease from the change in recognizing prepaid subscriber, grew by approximately 3.5% in 2008, as well as from an 8.6% increase in minutes of use per subscriber. The effect of this increase on service revenues was partially offset by an 7.4% dilution in the average revenues per minute (including incoming calls). The dilution was a result of competitive market pressures; the increase in the weight of business subscribers in our total customer base to 27.1% of the subscriber base at year-end 2008, from 24.6% at year-end 2007, since business subscribers benefit from special tariff rates; and regulatory intervention, the most significant being the reduction of approximately 14% in interconnect tariffs which went into effect on March 1, 2008,.

        Data and content revenues, excluding SMS messages, totaled NIS 528.8 million (US$ 139.1million) in 2008, accounting for 9.5% of service revenues, up from NIS 425.6 million, representing 8% of service revenues, in 2007. Revenues from SMS message services totaled NIS 324.9 million (US$ 85.5 million) in 2008, accounting for 5.8% of service revenues, up from NIS 253.7 million, representing 4.8% of service revenues, in 2007.

        Revenues from equipment. Equipment revenues in 2008 totaled NIS 756.3 million (US$ 199.0 million), representing a decrease of 3.6% from NIS 784.9 million in 2007. The decrease was mainly due to the lower number of transactions, partially offset by an increase by in the average revenue per sale due to a higher proportion of more advanced and higher cost 3G handset sales compared with 2G handsets.

        Gross profit. Gross profit in 2008 was NIS 2,250.4 million (US$ 592.0 million), representing an 11.3% increase from gross profit in 2007 of NIS 2,022.0 million.

        Gross profit from services. Annual gross profit from services in 2008 was NIS 2,337.4 million (US$ 615.0 million), an increase of 4.4% from NIS 2,238.6 million in 2007. The increase reflected the higher service revenues, partially offset by a 4.7% increase in the cost of service revenues from NIS 3,090.2 million in 2007 to NIS 3,235.8 million (US$ 851.1 million) in 2008. The increase in cost of service revenue was primarily driven by the additional depreciation expenses of approximately NIS 74 million over 2008 resulting from the accelerated depreciation of equipment to be replaced under an agreement with LM Ericsson Israel Ltd. As a result of the agreement, Ericsson became the sole vendor of our 3G network. In addition, the cost of services revenues reflected higher variable airtime and content costs as a result of higher airtime and content usage. The cost increases were partially offset by efficiency improvements, a decrease in (non-accelerated) depreciation expenses, a lower rate of royalty payments to the Israeli government and the reduction in interconnect tariffs.

        Gross loss on equipment. Gross loss on equipment (which reflects revenues from equipment sales less the related cost of goods sold) decreased in 2008 by 59.8% from NIS 216.6 million to NIS 87.0 million (US$ 23.0 million). The decrease was due primarily to a lower number of transactions, as well as the use of more competitive airtime rate plan tariffs that offered customers airtime usage rebates but lower equipment subsidies.

        Selling, marketing and general and administrative expenses. Selling, marketing, general and administration (SG&A) expenses totaled NIS 645.2 million (US$ 170.0 million) in 2008, an increase of 3.6% from NIS 623.0 million in 2007. The increase was largely associated with the additional costs resulting from growth in the subscriber base, larger provisions for doubtful accounts from receivables on handset sales and service revenues, and with higher distribution and commission expenses.

        Operating profit. As a result of the above, the Company recorded an operating profit in 2008 of NIS 1,605.2 million (US$ 422.2 million), representing an increase of 14.7% from NIS 1,399 million in 2007.

        Financial expenses, net Financial expenses, net, increased in 2008 by 30.8%, or NIS 37.1 million, from NIS 120.8 million in 2007 to NIS 157.9 million (US$ 42.0 million) in 2008. The increase was primarily attributable to the increase in expenses resulting from the higher Consumer Price Index (“CPI”) level of 4.5% in 2008 compared with 2.8% in 2007, and by the NIS 16 million losses in the company’s severance pay funds as a result of the recent decline in the markets. These increases were partially offset by an increase of NIS 38 million in financial revenue in respect of receivables. See Note 11f to our consolidated financial statements.

        Income before taxes. Income before taxes for 2008 was NIS 1,447.3 million (US$ 381.0 million), up 13.2% compared to NIS 1,278.2 million in 2007.

        Taxes on income. for 2008 were NIS 395.8 million (US$ 104.1 million), an increase of 17.0% from NIS 338.4 million in 2007. The increase reflected the impact of the cancellation of a tax provision in the amount of NIS 29 million in 2007, partially offset by the impact of the reduction in Israeli corporate tax rate from 29% in 2007 to 27% in 2008. (See Note 9b to our consolidated financial statements.) In December 2008, the Company signed final tax assessments with the Israeli Tax Authorities for the years up to and including 2006, with no material impact on our results of operations, cash flow or financial condition.

        Net income. Net income in 2008 was NIS 1,051.5 million (US$ 277.0 million) and earnings of NIS 6.73 (US$ 1.77) per diluted share, representing an 11.9% increase from NIS 939.8 million (earnings of NIS 5.96 per diluted share), in 2007. Excluding the effect of the tax provision cancellation in 2007, net income increased by 15.4% in 2008.

        At December 31, 2008, total financial debt (including the current portion of our long-term liabilities) amounted to NIS 2,192.0 million, compared to NIS 2,100.9 million at December 31, 2007. Short-term financial debt, which is comprised of the current portion of long-term debt, amounted to NIS 567.3 million at December 31, 2008, compared to NIS 28.3 million at December 31, 2007. Capital expenditures amounted to approximately NIS 445 million, NIS 469 million and NIS 488 million in 2008, 2007 and 2006, respectively.

        Currently, our main sources of liquidity are:

—	our cash on hand;

—	our operating cashflows; and

—	our senior credit facilities.

        Cash on hand. At December 31, 2008, we had NIS 184 million in cash on hand, compared to NIS 148 million at year-end 2007.

Operating cash flows. Cash flows generated from operating activities in 2008 (NIS 1,839.1 million or US $484.0 million), net of cash flows from investing activities (NIS 530.8 million or US $140.0 million), were NIS 1,308.3 million (US $344.1 million), an increase of 42.8%, or NIS 392.1 million, from 2007. Cash flow from operating activities increased by 27.2% to NIS 1,839.1 million (US$ 484.0 million) in 2008 from NIS 1,445.7 million in 2007. The increase in cash flow from operating activities reflected both the higher operating income and the effects of the introduction of factoring future handset payments, which increased operating cash flow by approximately NIS 200 million, as well as initiatives that were taken during the course of 2008 to reduce the working capital and cash flow volatility. Cash flow used for investing activities, which consisted principally of the purchase of fixed assets in connection with the development of our network, increased 0.3% from NIS 529.5 million in 2007 to NIS 530.8 million (US$ 140.0 million) in 2008.

Annex “C”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1	A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2	Any of the said Means of Control, or a part of them, in the Licensee, may not be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3	No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	Subject to what is stated above in this Paragraph, no Means of Control shall be transferred, either directly or indirectly, in a way that will cause the share of an MRT Operator in the Licensee to be reduced from twenty-five (25%) of the voting rights in the general meeting and of the right to appoint a Director or General Manager, unless five (5) years have elapsed from the date of License award; if five (5) years have elapsed from the date of License award, an MRT Operator’s share may decrease from twenty-five percent (25%) to the extent of selling the entire Means of Control held by it to another, all subject to the approval of the Minister both for the reduction in the MRT Operator’s share of the Means of Control in the Licensee, and with regard to the buyer; for the matter of this Paragraph, “MRT Operator” has the same meaning as set out in Paragraph 14.1B.

21.5	[1]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

1 Amendment No. 3

21.6	Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[2].

21.7	(a)	Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)	Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)	A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)	No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

2 Amendment No. 4

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8	For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[3] reduces to less than 26% [4][5][6] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee. ‘For the purpose of this article: “Founding Shareholders or their Substitutes”- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister’s consent, before 4.7.2004 (each of the above entities shall be termed “Founding Shareholder”), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder’s substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister[7]. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister’s consent for every transfer of the Means of Control in the Licensee that requires the Minister’s consent in accordance with any other article in the License.[8]

3 Amendment No. 25

4 Amendment No. 9

5 Amendment No. 28

6Amendment No. 31

7Amendment No. 31

8Amendment No. 25

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[9]

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[10]

22A.1.	The total cumulative holdings of the “Founding Shareholders or their Substitutes”, as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of Control in the Licensee.

22A.2	The total cumulative holdings of “Israeli Entities”, one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

“Israeli Entity”- for an individual-an Israeli citizen or resident of Israel,
For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter, “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, “Dormant Shares”- as defined in Article 308 of the Companies Law, 5759-1999.

9Amendment No. 31

10Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3	At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4	The Licensee’s Board of Directors shall appoint from among its members that have security clearance and security compatibility to be determined by the General Security Service (hereinafter: ” Directors with Clearance”) a committee to be designated “the Committee for Security Matters”, or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5	Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released from any liability for any claim of breach of duty of care towards the Licensee, if the breach of duty of care was a result of his or her inability to participate in the meetings or receive information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7	(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required to fulfill his responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any entity that directly competes with the Licensee or has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer’s entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2	Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services; the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3	Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6	For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)	Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)	Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7	If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6; the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8	The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [11]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

11Amendment No. 10

PROXY CARD

Date: __________, 2009

Partner Communications Company Ltd.
8 Ha’amal Street
Rosh Ha’ayin, Israel

Attention:	Vice President Legal and Regulatory Affairs and Joint Company Secretary

Re: Annual General Meeting of the Shareholders
to be held on September 23, 2009

I, the undersigned ________________________, [Identification No./Registration No.] _________________1, of _____________________________________________, being the registered holder or the holder of an appropriate Deed of Authorization (attached hereto) of __________ Ordinary Shares2, par value NIS 0.01 per share, of Partner Communications Company Ltd. (the “Company”), hereby appoint any one of David Avner, Emanuel Avner and Roly Klinger (the “Proxies”) to vote in stead and on behalf of the undersigned all the Ordinary Shares specified above which the undersigned is entitled to vote at the referenced general meeting or any adjournment thereof.

This Proxy Card, when properly executed and delivered to the Company at least two Business Days prior to the date of the referenced general meeting will be voted in the manner directed herein by the undersigned. If no indication is made, this Proxy Card will be voted FOR each item specified below.

Item No.	Subject of the Resolution	Vote
		For	Against	Abstain
(i)	To re-appoint Kesselman & Kesselman, as the Company's auditor for the period ending at the close of the next annual general meeting.

1 In the event that the shareholder does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

2 A Shareholder is entitled to give several Proxy Cards, each of which refers to a different quantity of Ordinary Shares of the Company held by him, her or it, so long as he, she or it shall not give Proxy Cards with respect to an aggregate number of Ordinary Shares exceeding the total number he, she or it holds.

Item No.	Subject of the Resolution	Vote
		For	Against	Abstain
(ii)	To note the auditor's remuneration for the year ended December 31, 2008, as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2008.
(iii)	To discuss and approve the Company's audited financial statements for the year ended December 31, 2008 and the report of the Board of Directors for such period.
(iv)	To re-elect the following eight directors to the Company's Board of Directors until the close of the next annual general meeting: Fok Kin-ning Canning; Chan Ting Yu; Chow Woo Mo Fong Susan; Galil Uzia; Gissin Erez; Lui Dennis Pok Man; Shachar Pesach and Sixt Frank John and to approve the compensation for two of them, Mr. Galil and Mr. Gissin. No change is made to the provisions of the directors' indemnification and insurance policies.

You must mark one of the following two boxes (if an X is not marked in any box, or if an X is marked in both boxes, the vote shall be disqualified)3:

☐	I, the undersigned, hereby certify that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”).

☐	I, the undersigned, hereby certify that neither my holdings nor my vote require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 to the License is attached as “Annex C” to the Proxy Statement distributed with this Proxy Card.

—————————————— Signature Name (print): ________________ Title: ______________________

3In the event that the Shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of his, her or its Ordinary Shares, a separate Proxy Card should be filed for each quantity of Ordinary Shares in respect of which he, she or it intends to vote differently.

DEED OF AUTHORIZATION

Date1: ________ , 2009

To:	Partner Communications Company Ltd. 8 Ha'amal Street Rosh Ha'ayin 48103, Israel

Attn:	Vice President Legal and Regulatory Affairs and Joint Company Secretary

Re: Annual General Meeting of Shareholders
to be held on September 24, 2009

I, the undersigned2 _________________________, (Identification No./Registration No. _________), of ____________________________________________, being the registered holder of _______________________________________3 Ordinary Shares, par value NIS 0.01 per share, of Partner Communications Company Ltd. (the “Company”), hereby authorize _______________________, Identification No. _______________4, to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company, until I shall otherwise notify you.

I declare the following (if an X is not marked in any box, or if an X is marked in both boxes, the vote shall be disqualified)5:

I, the undersigned, hereby certify that either my holdings or my vote requires the consent of the Israeli Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”).

I, the undersigned, hereby certify that neither my holdings nor my vote, require the consent of the Israeli Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 to the License is attached as “Annex C” to the Proxy Statement distributed with this Deed of Authorization.

—————————————— Signature Name: Title:

1 Date of signature.

2 Name of Shareholder.

3 A shareholder is entitled to give several deeds of authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by him, her or it, so long as he, she or it shall not give deeds of authorization with respect to an aggregate number of Ordinary Shares exceeding the total number he, she or it holds.

4 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

5 In the event that the Shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of his, her or its Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which he, she or it intends to vote differently.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: August 19, 2009